SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2015

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

English press release entitled, “Announcement Regarding Changes in Representative Executive Officer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 15, 2015	By	/s/ Masaaki Kawano
Masaaki Kawano
Executive Officer
Special Assistant to CFO
ORIX Corporation

Announcement Regarding Changes in Representative Executive Officer

TOKYO, Japan – December 15, 2015 – ORIX Corporation (“ORIX”), a leading integrated financial services group, today made public an announcement regarding changes in one of its representative executive officers.

1. Changes in Representative Executive Officer

Name	New Position	Present Position
Effective as of January 1, 2016
Yoshiyuki Yamaya	Director

Director,

Representative Executive Officer,

Deputy President

Responsible for Retail Segment

Responsible for Retail Business Planning Office

Responsible for Concession Business Development Department

Responsible for Airport Operation Project Office

President, ORIX Credit Corporation

Mr. Yamaya will continue his role as a Director of ORIX until the next Annual General Meeting of Shareholders of ORIX on June, 2016.

2. Reason for the changes

Mr. Yamaya has been appointed the Representative Director and CEO of Kansai Airports on December 1, 2015 and has quested resignation from his role as the Representative Executive Officer and Deputy President of ORIX.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since its first overseas expansion into Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in a total of 36 countries and regions across the world. Moving forward, ORIX aims to contribute to society while continuing to capture new business opportunities. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission on June 26, 2014 and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2014 – March 31, 2015.”